FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of May, 2005

                           Commission File No. 1-08346

                                 TDK CORPORATION
                 (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                        TDK Corporation
                                        (Registrant)


May 9, 2005
                                        BY: /s/ Michinori Katayama
                                            Michinori Katayama
                                            Corporate Officer
                                            General Manager
                                            Corporate Communications Department
                                            Administration Group






Contacts:
Nobuyuki Koike
TDK Corporation
Corporate Communications Dept.
Tel: (81)-3-5201-7102
e-mail; pr@mb1.tdk.co.jp


                              FOR IMMEDIATE RELEASE

                             TDK to Buy Back Shares

   (Acquisition of Treasury Stock Under Article 210 of the Commercial Code of
                                     Japan)

TOKYO JAPAN, May 9, 2005-----TDK Corporation (the  "Company") (President:
Hajime Sawabe) announces that at the meeting of the Board of Directors held on May 9, 2005 a resolution passed that share buyback in accordance with Article 210 of the Commercial Code of Japan will be proposed at the 109th Ordinary Annual General Meeting of Stockholders scheduled for Wednesday, June 29, 2005.

1. Reason for Share Buyback
   TDK will repurchase its own shares so that it may transfer treasury stock upon mainly exercise of stock acquisition rights under the stock option program.

2. Details of the Share Buyback
   (1) Type of shares to be repurchased:                            common stock
   (2) Number of shares to be repurchased:                  Up to 160,000 shares
                                      * Percentage of total shares issued: 0.12%
   (3) Total cost:                                            Up to Y1.6 billion

Note: The period of share buyback will start on or after such share buyback is resolved at the 109th Ordinary Annual General Meeting of Stockholders to be held on June 29, 2005 and extend until the closing of the next ordinary annual general meeting of stockholders.

(Reference)
Number of treasury stock held as of March 31, 2005:

Total number of shares issued (excluding treasury stock):     132,244,587 shares
Number of treasury stock:                                         945,072 shares

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